EXHIBIT 1

                                 [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                               November 13, 2008

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY
www.tase.co.il                      www.isa.gov.il

                                IMMEDIATE REPORT
          Subject of the Event: Redemption of the Bank's Capital Notes

At its meeting on November 12, 2008, the Bank's Board of Directors passed a resolution to redeem the Capital Notes issued by the Bank in 1974 and known as:
7.5% Registered Subordinated Capital Notes Due 1998.

The redemption date set by the Board of Directors is December 31, 2008. On that date, the semi-annual interest payment for the Capital Notes will also be paid.

Pursuant to the terms by which the Capital Notes were issued, the redemption will be made at a premium of 5% above their face value. The redemption to holders of the Notes who reside in the United States will be carried out by Bank of New York Mellon, who serves as "the trustee" for the Capital Notes.

The redeemed Capital Notes were issued by the Bank in 1974, as part of an offering of Capital Notes in the total amount of approximately 50 million U.S. Dollars. The Capital Notes are also redeemable at various dates without a premium by the holders of the Notes and over the years most of them were so redeemed. The balance of the Capital Notes not redeemed stands today at approximately 5.25 million dollars. Of this amount, the State of Israel holds approximately 1 million dollars of Notes.

The Capital Notes are listed for trading only on the Tel Aviv Stock Exchange.

The proceeds of the issuance of the Capital Notes were deposited by the Bank with the Ministry of the Treasury in a deposit whose terms parallel the Bank's obligations for the Capital Notes: the payment of dollar-interest at the annual rate of 7.5% and the return of the principal of the deposit at the time of the redemption of the Notes or the liquidation of the Bank. According to the deposit agreement The State of Israel must also pay the Bank the premium paid by the Bank in the event of the redemption of the Notes by the election of the Bank.

The State of Israel, which holds 45.78% of the voting rights in the Bank is considered a "controlling party" in the Bank as this term is defined in Section 269 of the Companies Law-1999.

The State of Israel may have a personal interest in the above resolution both because the redemption will lead to the return of the deposit that the Bank made with the Treasury as aforesaid, and also because the State holds some of the redeemed Capital Notes.

As aforesaid, the redemption was approved by the Bank's Board of Directors and its reasons to approve the redemption, among others, were as follows:

     1. The continued existence of the Capital Notes is not beneficial to the bank, since the proceeds of their issuance are not held by the Bank but rather are deposited with the Treasury with terms parallel to the obligations of the Bank regarding the Capital Notes.

     2. The redemption of the Capital Notes will save the costs involved in their continued management.

     3. Due to the issuance of the Capital Notes in the United States, the Bank is obligated to file an annual report with the Securities and Exchange Commission (SEC) in the United States also for them (in addition, the Bank is obligated to file this report for shares that the Bank issued in the United States). The annual report in the United States requires a substantial investment of manpower and money. The redemption of the Capital Notes may assist the Bank in receiving the SEC's approval to exempt the Bank from the reporting obligation in the United States.

     4. The redemption of the Capital Notes is consistent with the Bank's policy during the last years to reduce its activities and realize its assets and obligations portfolios.

The date and time when the Company was first made aware of the event or matter:

November 12, 2008 at 12:30 P.M.